82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

November 13, 2003

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated November 13, 2003 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated November 13, 2003

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated November 7, 2003.
2.	Quarterly Report for Singer N.V. for the quarterly period ended September 30, 2003.
3.	List of matters approved at the General Meeting of Shareholders which was held on September 22, 2003.

FOR IMMEDIATE RELEASE
November 7, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR THIRD QUARTER ENDED SEPTEMBER 30, 2003

November 7, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the third quarter of 2003 and for the nine months ended September 30, 2003.

The third quarter and nine-month operating results for 2003 were negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first half of 2003. On September 30, 2003, the Company sold its equity interest in the parent holding company of Singer Mexico. As a consequence of this sale, Singer N.V. no longer owns or controls Singer Mexico and accordingly has not included Singer Mexico in the consolidated September 30, 2003 balance sheet. As a result of the disposal of Singer Mexico, the Company recorded in the third quarter of 2003 a gain in other income of $16.6 million which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

2003 Third Quarter Results

The Company's net income for the 2003 third quarter was $5.4 million as compared to a net income of $3.9 million for the third quarter of 2002. The improvement in net income is primarily attributable to the gain realized on the sale of Singer Mexico. The net income recorded for Singer Mexico during the three months ended September 30, 2003 was $3.8 million which represents $12.8 million of operating losses offset by the $16.6 million gain realized upon disposal. A new company in Mexico will carry on the wholesale sewing business.

Excluding Mexico, Singer's results for the third quarter of 2003 were below the results for the corresponding quarter of 2002. While revenue increased, operating and net income declined, primarily due to lower gross margins from the sewing operations. Highlights of the results, with Singer Mexico presented separately, are shown in the table below:

(US$ millions)	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Increase/(Decrease)
Revenue:			
Singer Mexico	$ 4.4	$ 23.5	$ (19.1)
All other operating units	82.0	75.2	6.8
Consolidated total	$ 86.4	$ 98.7	$ (12.3)
Operating income (loss):			
Singer Mexico	$ (10.3)	$ 0.3	$ (10.6)
All other operating units	6.5	8.5	(2.0)
Consolidated total	$ (3.8)	$ 8.8	$ (12.6)
Net income (loss):			
Singer Mexico	$ 3.8	$ (0.6)	$ 4.4
All other operating units	1.6	4.5	(2.9)
Consolidated total	$ 5.4	$ 3.9	$ 1.5

For the third quarter ended September 30, 2003, the Company reported consolidated revenues of $86.4 million as compared to $98.7 million for the third quarter of 2002, a decline of $12.3 million or 12.5%. The decrease was due to the $19.1 million decline in revenues in Singer Mexico as illustrated in the table above. Revenues in all other operating units increased 9.0% for the three months ended September 30, 2003 compared to the corresponding three months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $26.5 million for the 2003 quarter, a 22.7% increase over the $21.6 million recorded in the third quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the third quarter of 2003 included $4.7 million of finance charges on consumer credit sales and $1.4 million of royalty and licensing income; the corresponding amounts for the third quarter of 2002 were $7.1 million and $1.2 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $2.7 million.

Gross profit for the three months ended September 30, 2003 was $27.7 million, representing a gross margin of 32.1%, as compared to $40.2 million and a gross margin of 40.7% for the same period in 2002. The decline in gross margin was due primarily to lower margins in Singer Mexico as a result of changes in the sales mix and an increase in inventory reserves. Also contributing to the decline in the gross margin percentage were lower margins in the Company's manufacturing segment due to the strengthening of the Brazilian Real against the U.S. dollar and lower margins in U.S. Sewing due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the three months ended September 30, 2003 were $31.5 million, representing 36.4% of revenues, as compared to $31.4 million and 31.8% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Singer Mexico, which had a significantly higher provision for bad debts and store closing expenses. Excluding Singer Mexico, selling and administrative expenses as a percentage of revenue would have been 27.4% for the 2003 third quarter as compared to 29.0% in the 2002 third quarter. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at operating units.

Operating loss for the third quarter ended September 30, 2003 was $3.8 million as compared to an operating income of $8.8 million for the same period in 2002. The Mexican operations were primarily responsible for the decline in operating income. Lower gross margins also contributed to the decline.

Interest expense for the three-month period ended September 30, 2003 was $4.8 million as compared to $5.4 million for the three-month ended September 30, 2002. The decline in interest expense was due to the $11.3 million repayment on the Bank of Nova Scotia Financing agreement during the quarter and lower borrowings at the operating subsidiaries.

Equity in earnings from Operating Affiliates totalled $1.9 million during the three-month period ended September 30, 2003 as compared to $0.8 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $14.1 million in the three-month period ended September 30, 2003 as compared to $1.2 million in 2002. The $12.9 million increase in other income is primarily due to the $16.6 million gain recorded from the disposal of Singer Mexico which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. This was partially offset by the $1.3 million loss on the sale and private placement of a minority interest in Singer Asia and $1.1 million unfavorable variance in foreign exchange.

Provision for income taxes amounted to $1.4 million in both the three-month period ended September 30, 2003 and 2002.

The Company's net income for the 2003 third quarter was $5.4 million as compared to net income of $3.9 million for the third quarter of 2002. The improvement in net income is primarily due to the gain realized on the disposal of Singer Mexico.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended September 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended September 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter of 2003 a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the issued and outstanding Preferred Shares of the Company for $3.8 million.

The net income applicable to Common Shares in the third quarter of 2003 was $5.2 million resulting in a basic income per common share of $0.66, as compared to net income to Common Shares of $3.6 million and basic earnings per common share of $0.55 for the prior year period.

On July 31, 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). The Fund acquired a 43.2% equity stake in Singer Asia, paying $30 million in cash. Of the proceeds, $14.75 million has been contributed as equity to Singer Asia, with the remaining $15.25 million paid to Singer and applied primarily to reduce the Company's outstanding bank debt. Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations, except for Singer Thailand which has always been accounted for under the equity method (see Subsequent Event below).

The Retail operations (including Thailand) accounted for 61% of Singer's revenues in the 2003 third quarter. These operations had operating losses, before corporate expenses and eliminations, of $5.1 million. The Company's consolidated results and the results for the Retail segment in the third quarter of 2003 were negatively impacted by poor performance in Singer Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the third quarter of 2002 were 68% of Singer's revenue, and operating earnings of $4.6 million, before corporate expenses and eliminations.

The Sewing business accounted for 39% of Singer's revenues in the 2003 third quarter and had operating earnings, before corporate expenses and eliminations, of $5.7 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the third quarter of 2002 were 32% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $7.9 million.

2003 Nine Months Results

The total net loss recorded in respect of Singer Mexico for the first nine months ended September 30, 2003 was $21.5 million which represents $38.1 million of operating losses offset by the $16.6 million gain realized upon disposal.

Excluding Mexico, Singer's results for the first nine months of 2003 were improved over the results for the same period of 2002. Revenue and operating income both increased with a more than proportional increase in net income reflecting a $4.1 million gain due to an increase in the estimated recovery on

receivables from a former subsidiary that is in liquidation, and a $2.7 million gain realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' debt.

Highlights of the results, with Singer Mexico presented separately, are shown in the table below:

(US$ millions)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Increase/(Decrease)
Revenue:			
Singer Mexico	$ 31.8	$ 82.0	$ (50.2)
All other operating units	242.6	227.0	15.6
Consolidated total	$ 274.4	$ 309.0	$ (34.6)
Operating income (loss):			
Singer Mexico	$ (32.3)	$ 3.8	$ (36.1)
All other operating units	21.7	21.5	0.2
Consolidated total	$ (10.6)	$ 25.3	$ (35.9)
Net income (loss):			
Singer Mexico	$ (21.5)	$ 1.2	$ (22.7)
All other operating units	14.4	8.0	6.4
Consolidated total	$ (7.1)	$ 9.2	$ (16.3)

For the nine months ended September 30, 2003, the Company reported consolidated revenues of $274.4 million as compared to $309.0 million for the nine months of 2002, a decline of $34.6 million or 11.2%. The decrease was due to the $50.2 million decline in revenues in Singer Mexico as illustrated in the table above. Revenues in all other operating units increased 6.9% for the nine months ended September 30, 2003 compared to the corresponding nine months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $81.9 million for the 2003 nine months, an 18.4% increase over the $69.2 million recorded in the same period of 2002; these sales are not included in consolidated revenues. The Company's revenues for the nine-month period of 2003 included $18.4 million of finance charges on consumer credit sales and $4.3 million of royalty and licensing income; the corresponding amounts for the nine-month period of 2002 were $23.8 million and $4.1 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $6.8 million.

Gross profit for the nine months ended September 30, 2003 was $96.8 million, representing a gross margin of 35.3%, as compared to $120.8 million and a gross margin of 39.1% for the same period in 2002. The decline in gross margin was due primarily to lower margins in Singer Mexico as a result of changes in the sales mix and an increase in inventory reserves and a shift in sales mix towards the Sewing marketing segment due to the decline in retail sales in Mexico. Also contributing to the decline in the gross margin percentage were lower margins in the Company's manufacturing segment due to the strengthening of the Brazilian Real against the U.S. dollar and lower margins in U.S. Sewing due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the nine months ended September 30, 2003 were $107.4 million, representing 39.1% of revenues, as compared to $95.5 million and 30.9% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Singer Mexico, which had selling and administrative expenses of $40.0 million for the nine months of 2003, as compared to $29.8 million for the same period in 2002, reflecting significantly higher provisions for bad debts, increased advertising expense and store closing expenses. Excluding Singer Mexico, selling and administrative expenses as a percentage of revenue would have been 27.8% for the 2003 nine months as compared to

28.9% for the same period in 2002. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at the operating units.

Operating loss for the 2003 nine-month period was $10.6 million as compared to an operating income of $25.3 million for the same period in 2002. The Mexican operations were responsible for the decline in operating income.

Interest expense for the nine-month periods ended September 30, 2003 and 2002 were $15.9 million. The increase in the interest expense incurred by the Operating Companies from the prior year's nine-month period due to higher interest expenses incurred in Singer Mexico was offset by decrease in corporate interest expense due to lower borrowings under the Nova Scotia Financing Agreement.

Equity in earnings from Operating Affiliates totaled $4.5 million during the nine-month period ended September 30, 2003 as compared to $2.5 million for the same period in 2002. The increase is primarily due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $20.4 million in the nine-month period ended September 30, 2003 as compared to $2.6 million in 2002. The $17.8 million increase in other income is primarily due to the $16.6 million gain recorded from the disposal of Singer Mexico which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. Also contributing to the increase in other income was the $4.1 million increase in the estimated recovery on receivables from a former subsidiary that is in liquidation and a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their debt. This was partially offset by $2.1 million unfavorable variance in foreign exchange and $1.3 million loss on the sale and private placement of a minority interest in Singer Asia.

Provision for income taxes amounted to $4.0 million in both the nine-month period ended September 30, 2003 and 2002. The high income tax expense in the 2003 first nine months as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Singer Mexico already had significant loss carry forwards.

The Company's net loss for the nine-month period of 2003 was $7.1 million as compared to net income of $9.2 million for the same period of 2002. The $16.3 million decline from prior year is due to the $22.7 million decline in Mexico's net income which was offset by a $6.4 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.6 million for the nine-month periods ended September 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.2 million for the nine-month periods ended September 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares.

The net loss applicable to Common Shares was $8.0 million for the first nine months of 2003 resulting in a basic loss per common share of $1.00, as compared to net income to Common Shares of $8.3 million and basic earnings per common share of $0.58 for the same period in 2002.

The Retail operations (including Thailand) accounted for 66% of Singer's revenues in the nine-month period in 2003. These operations had an operating loss, before corporate expenses and eliminations, of $15.7 million. The Company's consolidated results and the results for the Retail segment in the nine-month period in 2003 were negatively impacted by poor performance in Singer Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The

comparable figures for the same period in 2002 were 71% of Singer's revenue, and operating earnings of $19.8 million, before corporate expenses and eliminations.

The Sewing business accounted for 34% of Singer's revenues in the 2003 nine-month period and had operating earnings, before corporate expenses and eliminations, of $17.2 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the same period of 2002 were 29% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $17.9 million.

Subsequent Event

During October, 2003, Singer Asia acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This will result in Singer Thailand's operations being consolidated in Singer N.V.'s effective that date. Previously Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The consolidation of Singer Thailand will result in significantly higher revenues and operating income; however, net income will not be materially impacted.

Asia Investment

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are extremely disappointed by the losses in Mexico which have totalled $21.5 million during the first nine months of 2003. With the sale of Singer's equity interest in the parent holding company of Singer Mexico, we should incur no further losses in this business although there will likely be additional corporate expense for a transitional period. The continued profitability of the rest of Singer, especially the strong revenue and earnings performance of Sri Lanka and Thailand and in the Sewing segment generally is a very positive development which has enabled us to slightly improve operating income and significantly increase net income for the nine-month period. For the year as a whole, I anticipate a near break even performance for Singer N.V. as the loss in Mexico is largely offset by profits elsewhere."

"We are very pleased with the US$30 million private placement investment in Singer Asia which took place during the third quarter. We believe the investment demonstrates the strength and future potential of our Retail Operations in Asia which will now have a greater ability to grow because of the availability of additional funds at the Singer Asia level. The investment also helped us to significantly reduce debt at the corporate level. Singer's Asia purchase, during October, 2003, of an additional 4.1% of Singer Thailand's shares will enable us to consolidate Singer Thailand's operations in Singer N.V.'s results for most of the fourth and for all subsequent quarters."

Share Distribution

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the

shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia,

Brazil, the United States and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

SINGER N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002
Revenues	$ 86,431	$ 98,681
Cost of revenues	58,726	58,458
Gross profit	27,705	40,223
Selling and administrative expenses	31,493	31,429
Operating income (loss)	(3,788)	8,794
Other income (expense):		
Interest expense	(4,778)	(5,376)
Equity in earnings from operating affiliates	1,912	811
Other, net	14,111	1,212
Total other income (expense)	11,245	(3,353)
Income from continuing operations before provision for income taxes and minority interest	7,459	5,441
Provision for income taxes	1,392	1,354
Minority interest share in income	630	223
Income from continuing operations	5,437	3,864
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	-
Net income	5,437	3,864
Dividends on preferred shares	275	275
Net income available to common shares	$ 5,162	$ 3,589
Basic earnings (loss) per common share	$ 0.66	$ 0.55
Basic weighted average common shares outstanding	7,870,826	8,121,828

SINGER N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Nine Months ended September 30, 2003	Nine Months ended September 30, 2002
Revenues	$ 274,361	$ 309,035
Cost of revenues	177,554	188,262
Gross profit	96,807	120,773
Selling and administrative expenses	107,361	95,521
Operating income (loss)	(10,554)	25,252
Other income (expense):		
Interest expense	(15,887)	(15,867)
Equity in earnings from operating affiliates	4,538	2,485
Other, net	20,397	2,563
Total other income (expense)	9,048	(10,819)
Income (loss) from continuing operations before provision for income taxes and minority interest	(1,506)	14,433
Provision for income taxes	3,971	4,020
Minority interest share in income	1,669	882
Income (loss) from continuing operations	(7,146)	9,531
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	(374)
Net income (loss)	(7,146)	9,157
Dividends on preferred shares	825	825
Net income (loss) available to common shares	$ (7,971)	$ 8,332
Basic earnings (loss) per common share	$ (1.00)	$ 0.58
Basic weighted average common shares outstanding	7,954,493	8,121,828

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended September 30, 2003

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010. The Company's website is www.singer.com.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

It is not anticipated that the Company's common shares will be listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) September 30, 2003	(Audited) December 31, 2002
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 23,873	$ 13,543
Accounts receivable (net of allowances for doubtful accounts of $17,063 and $26,133, respectively)	89,461	119,309
Inventories, net	67,489	75,044
Other current assets	9,654	9,135
Total current assets	190,477	217,031
Investment in operating affiliates	32,223	28,086
Property, plant and equipment, net	51,509	58,151
Intangible assets, net	139,964	139,965
Other assets	30,592	25,766
Total assets	$ 444,765	$ 468,999
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 39,846	$ 49,070
Accounts payable	35,097	55,122
Accrued liabilities	28,059	34,296
Current portion of long-term debt	38,678	37,882
Total current liabilities	141,680	176,370
Long-term debt	88,069	105,797
Other non-current liabilities	59,809	53,291
Minority interest	43,533	10,575
Total liabilities	333,091	346,033
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2003 and 2002	16,544	19,475
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,870,826 in 2003 and 8,121,828 in 2002	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	17,042	25,013
Accumulated other comprehensive loss	(2,912)	(2,522)
Total shareholders' equity	111,674	122,966
Total liabilities and shareholders' equity	$ 444,765	$ 468,999

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Balance Sheets

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended September 30, 2003 and 2002		Nine Months ended September 30, 2003 and 2002	
Revenues	$ 86,431	$ 98,681	$ 274,361	$ 309,035
Cost of revenues	58,726	58,458	177,554	188,262
Gross profit	27,705	40,223	96,807	120,773
Selling and administrative expenses	31,493	31,429	107,361	95,521
Operating income (loss)	(3,788)	8,794	(10,554)	25,252
Other income (expense):				
Interest expense	(4,778)	(5,376)	(15,887)	(15,867)
Equity in earnings from operating affiliates	1,912	811	4,538	2,485
Other, net	14,111	1,212	20,397	2,563
Total other income (expense)	11,245	(3,353)	9,048	(10,819)
Income (loss) from continuing operations before provision for income taxes and minority interest	7,459	5,441	(1,506)	14,433
Provision for income taxes	1,392	1,354	3,971	4,020
Minority interest share in income	630	223	1,669	882
Income (loss) from continuing operations	5,437	3,864	(7,146)	9,531
Discontinued operations				
Loss from operations of Greece, net of tax benefit	-	-	-	(374)
Net income (loss)	5,437	3,864	(7,146)	9,157
Dividends on preferred shares	275	275	825	825
Net income (loss) available to common shares	$ 5,162	$ 3,589	$ (7,971)	$ 8,332
Basic earnings (loss) per common share	$ 0.66	$ 0.55	$ (1.00)	$ 0.58
Basic weighted average common shares outstanding	7,870,826	8,121,828	7,954,493	8,121,828

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (Unaudited)
(in thousands of US dollars)

	Nine Months ended September 30, 2003 and 2002	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (7,146)	$ 9,157
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities-		
Depreciation and amortization	4,741	4,983
Gain from disposal of property, plant and equipment	-	(408)
Gain from extinguishment of debt	(2,750)	-
Loss from sale of minority interest	1,345	-
Gain from sale of business	(16,769)	-
Gain from sale of discontinued operations	-	(113)
Provision for doubtful accounts	13,059	2,742
Equity in earnings from operating affiliates, net of dividends received	(2,060)	(1,274)
Minority interest share in income	1,669	882
Foreign exchange gain (loss)	2,364	(2,396)
Change in assets and liabilities-		
Decrease (increase) in accounts receivable	6,148	(14,720)
Decrease (increase) in inventory	(1,127)	188
Decrease (increase) in other current assets	(408)	2,236
Increase in accounts payable and accrued expenses	5,290	8,205
Other	(4,850)	(703)
Total adjustments	6,652	(378)
Net cash (used in) provided by operating activities	(494)	8,779
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(2,641)	(4,874)
Proceeds from disposal of property, plant and equipment	-	887
Proceeds from sale and private placement of minority interest	30,000	-
Proceeds from sale of business	300	-
Proceeds from sale of discontinued operations	-	1,300
Net cash provided by (used in) investing activities	27,659	(2,697)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net (decrease) increase in notes and loans payable	(679)	333
Additions to long-term debt	16,928	-
Payments of long-term debt	(33,163)	(12,837)
Payments of preferred shares	(1,621)	-
Net cash used in financing activities	(18,535)	(12,504)
Effect of exchange rate changes on cash	1,700	1,942
Net increase (decrease) in cash and cash equivalents	10,330	(4,480)
CASH AND CASH EQUIVALENTS, beginning of the period	13,543	14,920
CASH AND CASH EQUIVALENTS, end of the period	$ 23,873	$ 10,440

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month and nine-month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2002 Disclosure Statement and Report dated April 2003.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities.

The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement") to accommodate the significant loss in Mexico during the first nine months of the year. The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction which occurred during the third quarter of 2003. For further reference, please see Note 8. This payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of September 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

The Reorganization Plan

The reorganization of the Company was undertaken pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or any NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service in the United States.

As part of the implementation of the Reorganization Plan, the Company entered into the Nova Scotia Financing Agreement, pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the current directors of the Company were initially appointed by the Creditors Committee of Old Singer and remain in office.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. Fresh Start Reporting was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

The Company allocated $85,000 of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets on the condensed consolidated balance sheet. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives, reducing amortization expense by approximately $1,300 per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at December 31, 2002.

The Company's liquidity position which has been tight, was further impacted by losses in Mexico. Among other required principal payments due in 2003 and 2004, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $2,500 to $28,750 by December 31, 2003, to $26,250 by June 30, 2004 and to pay off the remaining balance by December 31, 2004. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations and real estate sales as outlined in the Reorganization Plan, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations in furtherance of the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

As of September 30, 2003, Sinmak Dikis Makinalari Sanay Anonim Sirketi ("Sinmak"), the Company's Turkish subsidiary, was in arrears on its quarterly principal and interest payment of $1.6 million that was due on September 12, 2003 under the Omnibus Agreement facility. Additional principal and interest payments due over the next twelve months on this facility are $7.3 million. Sinmak is currently in negotiations with its lenders to restructure the payment terms, sell the underlying security and utilize the net proceeds to reduce the debt, or a combination of these. All obligations under this facility have been reclassified from long-term to current as of September 30, 2003.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 has been recorded as a discontinued operation. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are on-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires companies to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and

measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	September 30, 2003	December 31, 2002
Trade receivables, net	$ 48,400	$ 50,373
Installment receivables, net	42,584	82,346
Other, net	13,730	14,491
	104,714	147,210
Less:		
Unearned carrying charges	(8,245)	(19,014)
Installment receivables due in excess of one year	(7,008)	(8,887)
	$ 89,461	$ 119,309

4. INVENTORIES

Inventories are summarized as follows:

	September 30, 2003	December 31, 2002
Finished goods	$ 56,801	$ 64,931
Work in progress	2,152	1,737
Raw materials and supplies	8,536	8,376
	$ 67,489	$ 75,044

5. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2003	December 31, 2002
Bonds and Debentures:		
Brazil - A Bonds – 10%, due 2005	$ 12,749	$ 17,501
Brazil - B Bonds – due 2007	13,581	12,532
Brazil - Old Bonds – 12%	6,302	6,391
Sri Lanka - 17%, due 2004	4,237	4,140
- 13%, due 2005	3,178	3,106
Loans:		
Bank of Nova Scotia Financing Agreement	31,250	42,500
Omnibus Agreement	25,365	25,365
Singer Sewing Credit Agreement	-	21,300
Singer Sewing operating loan	18,678	-
Singer Sewing term loan	4,000	-
Banco Unibanco	1,907	2,753
Other	5,500	8,091
	126,747	143,679
Less- Current portion	(38,678)	(37,882)
	$ 88,069	$ 105,797

The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Nova Scotia Financing Agreement to accommodate the significant loss in Mexico during the first nine months of the year. The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction (see Note 8), which occurred during the third quarter of 2003. This payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of September 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

As of September 30, 2003, Sinmak was in arrears on its quarterly principal and interest payment of $1.6 million that was due on September 12, 2003 under the Omnibus Agreement facility. Additional principal and interest payments due over the next twelve months on this facility are $7.3 million. Sinmak is currently in negotiations with its lenders to restructure the payment terms, sell the underlying security and utilize the net proceeds to reduce the debt, or a combination of these. All obligations under this facility have been reclassified from long-term to current as of September 30, 2003.

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance

outstanding on this facility at September 30, 2003 was $18.7 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

As of June 30, 2003, the U.S. Sewing operations were in breach of certain financial covenants with respect to the revolving line of credit facility. The lender under that facility has agreed to waive all prior breaches and to amend certain financial covenants for August 31, 2003 and for the remainder of 2003. The modifications also included changes to the borrowing base limitations which will allow the U.S. Sewing operations to borrow a greater amount under this facility during peak periods. As of September 30, 2003, the U.S. Sewing subsidiary was in compliance with all of the covenants and restrictions, as amended.

6. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's accounts receivable balance, with payment in full due by July 1, 2003.

The repayment terms have since been renegotiated at $0.5 million per month starting in July 2003 with the balance due by December 31, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum. As of September 30, 2003, the balance outstanding on the promissory note was $2.1 million and bearing interest at 18.0% per annum.

7. COMPREHENSIVE INCOME

	Three Months ended September 30, 2003 and 2002		Nine Months ended September 30, 2003 and 2002	
Net income (loss)	$ 5,437	$ 3,864	$ (7,146)	$ 9,157
Other comprehensive income:				
Foreign currency translation adjustment	1,838	762	(390)	1,875
Comprehensive income (loss)	$ 7,275	$ 4,626	$ (7,536)	$ 11,032

8. SALE AND PRIVATE PLACEMENT OF MINORITY EQUITY INTEREST IN SINGER ASIA

On July 31, 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). The Fund acquired a 43.2% equity stake in Singer Asia, paying $30 million in cash. Of the proceeds, $14.75 million has been contributed as equity to Singer Asia, with the remaining $15.25 million paid to Singer and applied primarily to reduce the Company's outstanding bank debt. Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations, except for Singer Thailand which has always been accounted for under the equity method (see Note 11). The Company recorded a loss of $1.3 million in the third quarter of 2003 as a result of the sale of 43.2% of Singer Asia. This private placement has resulted in a significant increase in minority interest liability as at September 30, 2003.

9. SALE OF INTERESTS IN SINGER MEXICO AND SINGER GUYANA

On September 30, 2003 the Company sold the shares of the parent company of Singer Mexicana S.A. de C.V. ("Singer Mexico") for proceeds of one dollar, resulting in a net gain of $16.6 million. The gain on the sale reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

On July 15, 2003 the Company sold the shares of the parent company of Singer Guyana Inc. ("Singer Guyana") for proceeds of $1.6 million, resulting in a net gain of $0.1 million.

As a consequence of these sales, Singer no longer owns or controls Singer Mexico or Singer Guyana and accordingly has not included Singer Mexico or Singer Guyana in the consolidated September 30, 2003 balance sheet. This has resulted in significant reduction in both current assets and current liabilities. The results of Singer Mexico and Singer Guyana are included as continuing operations in the consolidated statements of operations and have not been reported separately as discontinued operations. They are summarized as follows:

	Singer Mexico January 1, 2003 to September 30, 2003	Singer Guyana January 1, 2003 to July 15, 2003	Singer Mexico Nine Months Ended September 30, 2002	Singer Guyana Nine Months Ended September 30, 2002
Revenues	$ 31,818	$ 1,472	$ 81,956	$ 2,237
Operating income (loss)	(32,302)	223	3,849	577
Net income (loss)	(38,120)	138	1,233	346
Gain on disposal	16,634	135	-	-
Income (loss) from operations, net of tax benefit	(21,486)	273	1,233	346
	September 30, 2003	July 15, 2003	December 31, 2002	December 31, 2002
Assets:				
Current	$ 22,268	$ 2,314	$ 63,858	$ 2,511
Other	5,340	417	7,076	502
Total assets	27,608	2,731	70,934	3,013
Liabilities and Shareholders' Equity:				
Current	49,361	748	51,904	1,122
Other liabilities	2,098	-	2,706	-
Total liabilities	51,459	748	54,610	1,122
Shareholders' Equity	(23,851)	1,983	16,324	1,891
Total liabilities and shareholders' equity	$ 27,608	$ 2,731	$ 70,934	$ 3,013

10. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Three Months ended September 30, 2003 and 2002		Nine Months ended September 30, 2003 and 2002	
Revenues:				
Retail-				
Americas	$ 9,860	$ 29,210	$ 48,056	$ 98,318
Asia	57,586	51,390	183,576	164,988
Africa and Middle East	1,687	1,146	4,513	3,864
Intersegment	223	113	886	695
	69,356	81,859	237,031	267,865
Sewing marketing-				
Americas	28,441	23,762	71,301	67,080
Asia	9,354	9,335	28,650	26,516
Europe	5,963	5,162	19,597	15,939
Intersegment	4,206	7,458	11,906	11,444
	47,964	45,717	131,454	120,979
Sewing manufacturing-				
Americas	49	254	559	1,503
Asia	9	1	13	11
Intersegment	16,593	16,501	38,554	37,349
	16,651	16,756	39,126	38,863
	133,971	144,332	407,611	427,707
Less- Operating Affiliate, Thailand	(26,518)	(21,579)	(81,904)	(69,184)
Intersegment	(21,022)	(24,072)	(51,346)	(49,488)
Total revenues	$ 86,431	$ 98,681	$ 274,361	$ 309,035

	Three Months ended September 30, 2003 and 2002		Nine Months ended September 30, 2003 and 2002	
Operating income (loss):				
Retail-				
Americas	$ (9,969)	$ 776	$ (31,538)	$ 5,051
Asia	4,849	3,860	15,779	14,603
Africa and Middle East	37	5	105	130
	(5,083)	4,641	(15,654)	19,784
Sewing marketing-				
Americas	1,437	1,106	2,206	4,147
Asia	1,776	2,436	8,151	6,215
Europe	148	58	902	245
	3,361	3,600	11,259	10,607
Sewing manufacturing-				
Americas	2,588	4,120	6,315	7,194
Asia	(243)	202	(332)	138
	2,345	4,322	5,983	7,332
Corporate and eliminations	(1,919)	(2,694)	(5,166)	(7,196)
	(1,296)	9,869	(3,578)	30,527
Less- Operating Affiliate, Thailand	(2,492)	(1,075)	(6,976)	(5,275)
Total operating income (loss)	$ (3,788)	$ 8,794	$ (10,554)	$ 25,252

	Three Months ended September 30, 2003 and 2002		Nine Months ended September 20, 2003 and 2002	
Interest expense:				
Retail-				
Americas	$ 226	$ 242	$ 1,900	$ 950
Asia	1,576	1,920	4,944	5,870
	1,802	2,162	6,844	6,820
Sewing marketing-				
Americas	505	755	1,336	2,142
Asia	647	519	2,017	1,669
Europe	67	50	248	217
	1,219	1,324	3,601	4,028
Sewing manufacturing-				
Americas	1,282	1,239	3,584	3,067
Asia	35	37	103	112
	1,317	1,276	3,687	3,179
Corporate and eliminations	678	957	2,324	2,941
	5,016	5,719	16,456	16,968
Less- Operating Affiliate, Thailand	(238)	(343)	(569)	(1,101)
Total interest expense	$ 4,778	$ 5,376	$ 15,887	$ 15,867

	September 30, 2003	December 31, 2002
Total assets:		
Retail-		
Americas	$ 10,783	$ 85,439
Asia	233,324	199,986
Africa and Middle East	1,075	818
	245,182	286,243
Sewing marketing-		
Americas	62,506	47,993
Asia	39,695	36,514
Europe	17,483	21,373
	119,684	105,880
Sewing manufacturing-		
Americas	30,725	25,597
Asia	9,590	9,406
	40,315	35,003
Corporate and eliminations	137,868	118,561
	543,049	545,687
Less- Operating Affiliate, Thailand	(98,284)	(76,688)
Total assets	$ 444,765	$ 468,999

Certain financial information by geographical area is as follows:

	Three Months ended September 30, 2003 and 2002		Nine Months ended September 30, 2003 and 2002	
Revenues:				
Americas	$ 38,350	$ 53,226	$ 119,916	$ 166,901
Asia	66,949	60,726	212,239	191,515
Europe	5,963	5,162	19,597	15,939
Africa and Middle East	1,687	1,146	4,513	3,864
	112,949	120,260	356,265	378,219
Less- Operating Affiliate, Thailand	(26,518)	(21,579)	(81,904)	(69,184)
Total revenues	$ 86,431	$ 98,681	$ 274,361	$ 309,035

	September 30, 2003	December 31, 2002
Assets:		
Americas	$ 104,014	$ 159,029
Asia	282,609	245,906
Europe	17,483	21,373
Africa and Middle East	1,075	818
Total countries	405,181	427,126
Corporate and eliminations	137,868	118,561
	543,049	545,687
Less- Operating Affiliate, Thailand	(98,284)	(76,688)
Total assets	$ 444,765	$ 468,999

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

Corporate and elimination assets consist mainly of intangible assets relating to the SINGER® brand name.

11. SUBSEQUENT EVENT

During October, 2003, Singer Asia acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This will result in Singer Thailand's operations being consolidated in Singer N.V.'s effective that date. Previously Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The consolidation of Singer Thailand will result in significantly higher revenues and operating income; however, net income will not be materially impacted.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2002 and the unaudited consolidated financial statements of the Company for the three months ended September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended September 30, 2003 and September 30, 2002

The Company's net income for the 2003 third quarter was $5.4 million as compared to a net income of $3.9 million for the third quarter of 2002. The improvement in net income is primarily attributable to the gain realized on the sale of its equity interest in the parent holding company of Singer Mexico (see Note 9). As a consequence of this sale, Singer N.V. no longer owns or controls Singer Mexico and accordingly has not included Singer Mexico in the consolidated September 30, 2003 balance sheet. As a result of the disposal of Singer Mexico, the Company recorded in other income a $16.6 million gain which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. The total net income recorded in respect of Singer Mexico for the three months ended September 30, 2003 was $3.8 million which represents $12.8 million of operating losses offset by the $16.6 million gain realized upon disposal. A new company in Mexico will carry on the wholesale sewing business.

Excluding Singer Mexico, Singer's results for the third quarter of 2003 were below the results for the corresponding quarter of 2002. While revenue increased, operating and net income declined, primarily due to lower gross margins from the sewing operations. Highlights of the results, with Singer Mexico presented separately, are shown in the table below:

(US$ millions)	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Increase/(Decrease)
Revenue:			
Singer Mexico	$ 4.4	$ 23.5	$ (19.1)
All other operating units	82.0	75.2	6.8
Consolidated total	$ 86.4	$ 98.7	$ (12.3)
Operating income (loss):			
Singer Mexico	$ (10.3)	$ 0.3	$ (10.6)
All other operating units	6.5	8.5	(2.0)
Consolidated total	$ (3.8)	$ 8.8	$ (12.6)
Net income (loss):			
Singer Mexico	$ 3.8	$ (0.6)	$ 4.4
All other operating units	1.6	4.5	(2.9)
Consolidated total	$ 5.4	$ 3.9	$ 1.5

For the third quarter ended September 30, 2003, the Company reported consolidated revenues of $86.4 million as compared to $98.7 million for the third quarter of 2002, a decline of $12.3 million or 12.5%. The decrease was due to the $19.1 million decline in revenues in Singer Mexico as illustrated in the table above. Revenues in all other operating units increased 9.0% for the three months ended September 30, 2003 compared to the corresponding three months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $26.5 million for the 2003 quarter, a 22.7% increase over the $21.6 million recorded in the third quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the third quarter of 2003 included $4.7 million of finance charges on consumer credit sales and $1.4 million of royalty and licensing income; the corresponding amounts for the third quarter of 2002 were $7.1 million and $1.2 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $2.7 million.

Gross profit for the three months ended September 30, 2003 was $27.7 million, representing a gross margin of 32.1%, as compared to $40.2 million and a gross margin of 40.7% for the same period in 2002. The decline in gross margin was due primarily to lower margins in Singer Mexico as a result of changes in the sales mix and an increase in inventory reserves. Also contributing to the decline in the gross margin percentage were lower margins in the Company's manufacturing segment due to the strengthening of the Brazilian Real against the U.S. dollar and lower margins in U.S. Sewing due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the three months ended September 30, 2003 were $31.5 million, representing 36.4% of revenues, as compared to $31.4 million and 31.8% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Singer Mexico, which had a significantly higher provision for bad debts and store closing expenses. Excluding Singer Mexico, selling and administrative expenses as a percentage of revenue would have been 27.4% for the 2003 third quarter as compared to 29.0% in the 2002 third quarter. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at operating units.

Operating loss for the third quarter ended September 30, 2003 was $3.8 million as compared to an operating income of $8.8 million for the same period in 2002. The Mexican operations were primarily responsible for the decline in operating income. Lower gross margins also contributed to the decline.

The Retail operations (including Thailand) accounted for 61% of Singer's revenues in the 2003 third quarter. These operations had operating losses, before corporate expenses and eliminations, of $5.1 million. The Company's consolidated results and the results for the Retail segment in the third quarter of 2003 were negatively impacted by poor performance in Singer Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the third quarter of 2002 were 68% of Singer's revenue, and operating earnings of $4.6 million, before corporate expenses and eliminations.

The Sewing business accounted for 39% of Singer's revenues in the 2003 third quarter and had operating earnings, before corporate expenses and eliminations, of $5.7 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the third quarter of 2002 were 32% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $7.9 million.

Interest expense for the three-month period ended September 30, 2003 was $4.8 million. Interest expense incurred by the Operating Companies during the period totaled $4.1 million, while Corporate interest expense in the period was $0.7 million; interest expense for the period at the Company's non-consolidated

Operating Affiliate in Thailand was $0.2 million. Interest expense for the three-month period ended September 30, 2002 was $5.4 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $4.4 million, while Corporate interest expense in the period was $1.0 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.3 million.

Equity in earnings from Operating Affiliates totaled $1.9 million during the three-month period ended September 30, 2003 as compared to $0.8 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $14.1 million in the three-month period ended September 30, 2003 as compared to $1.2 million in 2002. The $12.9 million increase in other income is primarily due to the $16.6 million gain recorded from the disposal of Singer Mexico which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. This was partially offset by the $1.3 million loss on the sale and private placement of a minority interest in Singer Asia and $1.1 million unfavorable variance in foreign exchange.

Provision for income taxes amounted to $1.4 million in both the three-month period ended September 30, 2003 and 2002.

The Company's net income for the 2003 third quarter was $5.4 million as compared to net income of $3.9 million for the third quarter of 2002. The improvement in net income is primarily due to the gain realized on the disposal of Singer Mexico.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended September 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended September 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares.

The net income applicable to Common Shares in the third quarter of 2003 was $5.2 million resulting in a basic income per common share of $0.66, as compared to net income to Common Shares of $3.6 million and basic earnings per common share of $0.55 for the prior year period.

Nine Months Ended September 30, 2003 and September 30, 2002

The nine months ended September 30, 2003 were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first half of 2003. On September 30, 2003, the Company sold its equity interest in the parent holding company of Singer Mexico (see Note 9). As a consequence of this sale, Singer N.V. no longer owns or controls Singer Mexico and accordingly has not included Singer Mexico in the consolidated September 30, 2003 balance sheet. As a result of the disposal of Singer Mexico, the Company has recorded in other income a $16.6 million gain which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. The total net loss recorded in respect of Singer Mexico for the first nine months ended September 30, 2003 was $21.5 million which represents $38.1 million of operating losses offset by the $16.6 million gain realized upon disposal. A new company in Mexico will carry on the wholesale sewing business.

Excluding Singer Mexico, Singer's results for the first nine months of 2003 were improved over the results for the same period of 2002. Revenue and operating income both increased with a more than proportional increase in net income reflecting a $4.1 million gain due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation, and a $2.7 million gain realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' debt. Highlights of the results, with Singer Mexico presented separately, are shown in the table below:

(US$ millions)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Increase/(Decrease)
Revenue:			
Singer Mexico	$ 31.8	$ 82.0	$ (50.2)
All other operating units	242.6	227.0	15.6
Consolidated total	$ 274.4	$ 309.0	$ (34.6)
Operating income (loss):			
Singer Mexico	$ (32.3)	$ 3.8	$ (36.1)
All other operating units	21.7	21.5	0.2
Consolidated total	$ (10.6)	$ 25.3	$ (35.9)
Net income (loss):			
Singer Mexico	$ (21.5)	$ 1.2	$ (22.7)
All other operating units	14.4	8.0	6.4
Consolidated total	$ (7.1)	$ 9.2	$ (16.3)

For the nine months ended September 30, 2003, the Company reported consolidated revenues of $274.4 million as compared to $309.0 million for the nine months of 2002, a decline of $34.6 million or 11.2%. The decrease was due to the $50.2 million decline in revenues in Singer Mexico as illustrated in the table above. Revenues in all other operating units increased 6.9% for the nine months ended September 30, 2003 compared to the corresponding nine months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $81.9 million for the 2003 nine months, an 18.4% increase over the $69.2 million recorded in the same period of 2002; these sales are not included in consolidated revenues. The Company's revenues for the nine-month period of 2003 included $18.4 million of finance charges on consumer credit sales and $4.3 million of royalty and licensing income; the corresponding amounts for the nine-month period of 2002 were $23.8 million and $4.1 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $6.8 million.

Gross profit for the nine months ended September 30, 2003 was $96.8 million, representing a gross margin of 35.3%, as compared to $120.8 million and a gross margin of 39.1% for the same period in 2002. The decline in gross margin was due primarily to lower margins in Singer Mexico as a result of changes in the sales mix and an increase in inventory reserves and a shift in sales mix towards the Sewing marketing segment due to the decline in retail sales in Mexico. Also contributing to the decline in the gross margin percentage were lower margins in the Company's manufacturing segment due to the strengthening of the Brazilian Real against the U.S. dollar and lower margins in U.S. Sewing due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the nine months ended September 30, 2003 were $107.4 million, representing 39.1% of revenues, as compared to $95.5 million and 30.9% of revenues for the same

period in 2002. The increase in selling and administrative expenses was due to Singer Mexico, which had selling and administrative expenses of $40.0 million for the nine months of 2003, as compared to $29.8 million for the same period in 2002, reflecting significantly higher provisions for bad debts, increased advertising expense and store closing expenses. Excluding Singer Mexico, selling and administrative expenses as a percentage of revenue would have been 27.8% for the 2003 nine months as compared to 28.9% for the same period in 2002. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at the operating units.

Operating loss for the 2003 nine-month period was $10.6 million as compared to an operating income of $25.3 million for the same period in 2002. The Mexican operations were responsible for the decline in operating income.

The Retail operations (including Thailand) accounted for 66% of Singer's revenues in the nine-month period in 2003. These operations had an operating loss, before corporate expenses and eliminations, of $15.7 million. The Company's consolidated results and the results for the Retail segment in the nine-month period in 2003 were negatively impacted by poor performance in Singer Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the same period in 2002 were 71% of Singer's revenue, and operating earnings of $19.8 million, before corporate expenses and eliminations.

The Sewing business accounted for 34% of Singer's revenues in the 2003 nine-month period and had operating earnings, before corporate expenses and eliminations, of $17.2 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the same period of 2002 were 29% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $17.9 million.

Interest expense for the nine-month period ended September 30, 2003 was $15.9 million. Interest expense incurred by the Operating Companies during the period totaled $13.6 million, while Corporate interest expense in the period was $2.3 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.6 million. Interest expense for the nine-month period ended September 30, 2002 was $15.9 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $13.0 million, while Corporate interest expense in the period was $2.9 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $1.1 million. The increase in the interest expense incurred by the Operating Companies from the prior year's nine-month period was due to higher interest expenses incurred in Singer Mexico; while the decrease in corporate interest expense was due to a decrease in borrowings under the Nova Scotia Financing Agreement.

Equity in earnings from Operating Affiliates totaled $4.5 million during the nine-month period ended September 30, 2003 as compared to $2.5 million for the same period in 2002. The increase is primarily due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $20.4 million in the nine-month period ended September 30, 2003 as compared to $2.6 million in 2002. The $17.8 million increase in other income is primarily due to the $16.6 million gain recorded from the disposal of Singer Mexico which reflects the reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico. Also contributing to the increase in other income was the $4.1 million increase in the estimated recovery on receivables from a former subsidiary that is in liquidation and a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their debt. This was partially offset by $2.1 million

unfavorable variance in foreign exchange and $1.3 million loss on the sale and private placement of a minority interest in Singer Asia.

Provision for income taxes amounted to $4.0 million in both the nine-month period ended September 30, 2003 and 2002. The high income tax expense in the 2003 first nine months as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Singer Mexico already had significant loss carry forwards.

The Company's net loss for the nine-month period of 2003 was $7.1 million as compared to net income of $9.2 million for the same period of 2002. The $16.3 million decline from prior year is due to the $22.7 million decline in Mexico's net income which was offset by a $6.4 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.6 million for the nine-month periods ended September 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.2 million for the nine-month periods ended September 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter of 2003 a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the issued and outstanding Preferred Shares of the Company for $3.8 million.

The net loss applicable to Common Shares was $8.0 million for the first nine months of 2003 resulting in a basic loss per common share of $1.00, as compared to net income to Common Shares of $8.3 million and basic earnings per common share of $0.58 for the same period in 2002.

Liquidity And Capital Resources

Nine Months Ended September 30, 2003 and September 30, 2002

For the nine months ended September 30, 2003, Singer had a net cash outflow from operations of $0.5 million resulting from a net loss of $7.1 million and non-cash gains on sales of assets and extinguishments of debt of $18.2 million which was partially offset by $13.1 million increase in provision for doubtful accounts, primarily from Mexico and depreciation and amortization of $4.7 million. Cash was also provided by a decrease in accounts receivable of $6.1 million and increase in account payable and accrued expenses of $4.4 million which were partially offset by an increase in inventory by $1.1 million. Cash provided by investing activities was $27.7 million primarily due to the $30.0 million received from the sale and private placement of a minority interest in Singer Asia which was partially offset by capital expenditures of $2.6 million. Cash used in financing activities was $18.5 million primarily resulting from repayments of long-term debt to Bank of Nova Scotia of $11.3 million and the Brazil A Bond of $4.5 million. The net effect of all of the above was an increase in cash and cash equivalents by $10.3 million to $23.9 million at September 30, 2003.

For the nine months ended September 30, 2002, Singer had a net cash inflow from operations of $8.8 million primarily due to the Company's net income of $9.2 million, depreciation and amortization of $5.0 million and increase in account payable and accrued expenses of $8.2 million. These were partially offset by an increase in accounts receivable of $14.7 million Capital expenditures for the nine-month period in

2002 were $4.9 million. Repayment of long-term debt amounted to $12.8 million, primarily due to a $5.0 million repayment under the Nova Scotia Financing Agreement, $3.1 million by the U.S. Sewing operations, and $4.5 million on the Brazil A Bond. The net effect was a decrease in cash and cash equivalents of $4.5 million to $10.4 million at September 30, 2002.

As of September 30, 2003, Singer had net working capital of $48.8 million compared to $40.7 million as of December 31, 2002. The $8.1 million increase in the Company's working capital position was primarily due to the increase in cash and cash equivalents due to the private placement of a minority interest in Singer Asia. The cash and cash equivalents at Singer Asia are available generally only for the Asia Retail operations and are not available to Singer NV or to other Singer subsidiaries not part of Singer Asia.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA as defined in the financing agreement. The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Nova Scotia Financing Agreement to accommodate the significant loss in Mexico during the first nine months of the year. The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction (see Note 8), which occurred during the third quarter of 2003. This payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of September 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at September 30, 2003 was $18.7 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

As of June 30, 2003, the U.S. Sewing operations were in breach of certain financial covenants with respect to the revolving line of credit facility. The lender under that facility has agreed to waive all prior breaches and to amend certain financial covenants for August 31, 2003 and for the remainder of 2003. The modifications also included changes to the borrowing base limitations which will allow the U.S. Sewing operations to borrow a greater amount under this facility during peak periods. As of September 30, 2003, U.S. Sewing subsidiary was in compliance with all of the covenants and restrictions, as amended.

As of September 30, 2003, Sinmak was in arrears on its quarterly principal and interest payment of $1.6 million that was due on September 12, 2003 under the Omnibus Agreement facility. Additional principal

and interest payments due over the next twelve months on this facility are $7.3 million. Sinmak is currently in negotiations with its lenders to restructure the payment terms, sell the underlying security and utilize the net proceeds to reduce the debt, or a combination of these. All obligations under this facility have been reclassified from long-term to current as of September 30, 2003.

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's accounts receivable balance, with payment in full due by July 1, 2003.

The repayment terms have since been renegotiated at $0.5 million per month starting in July 2003 with the balance due by December 31, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum. As of September 30, 2003, the balance outstanding on the promissory note was $2.1 million and bearing interest of $18% per annum.

As of September 30, 2003, Singer's liquidity position was tight due in part to seasonal factors. The Company's available short-term lines of credit and corresponding amounts utilized at September 30, 2003, were $60.1 million and $39.8 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities, including the Nova Scotia Financing Agreement. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company's plans include efforts to arrange additional financing facilities in several of its operating units. The Company is also considering the sale of all or part of certain continuing operations in furtherance of the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil and China. The amount spent on research and development in the three-month and nine-month periods ended September 30, 2003 and 2002 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and nine-month periods ended September 30, 2003 and 2002.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2002. For a further discussion of these market risks and other risk factors see the Singer N.V. 2002 Disclosure Statement and Report dated April 2003.

Exemption No. 82-5225

SINGER N.V.

Annual General Meeting of Shareholders held on September 22, 2003

The Annual General Meeting of Shareholders of SINGER N.V. was held on September 22, 2003, at 10:15a.m. (Curacao time) at the registered office of the Company, De Ruyterkade 62, Curacao, Netherlands Antilles and the following matters were approved:

1. Messrs. Stephen H. Goodman and William C. Langley were re-elected to the membership of the Board as Class III Directors.

2. The Company's audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2002 were approved.

3. The recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits for the Company's fiscal year ended December 31, 2002 was approved.

4. The appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2003 was approved.